

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2012

<u>VIA E-Mail</u>
Mr. David L. White
Chief Financial Officer
Choice Hotels International, Inc.
10750 Columbia Pike
Silver Spring, Maryland 20901

      Re: Choice Hotels International, Inc.
                Form 10-K for the year ended December 31, 2010
                Filed on March 1, 2011
                File No. 001-13393

Dear Mr. David L. White:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Robert F. Telewicz Jr.

                            Robert F. Telewicz Jr.
                            Staff Accountant